UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________to_____________

Commission file number  0-10436.


                 L. B. Foster Company Voluntary Investment Plan
--------------------------------------------------------------------------------
                (Full title of the plan and the address of plan,
               if different from that of the issuer named below)


                              L. B. FOSTER COMPANY
                               415 Holiday Drive
                              Pittsburgh, PA 15222
--------------------------------------------------------------------------------
               (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

 FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

 L. B. Foster Company Voluntary Investment Plan
 December 31, 2006 and 2005, and the Year Ended December 31, 2006
 With Report of Independent Auditors



                              L. B. Foster Company
                            Voluntary Investment Plan

                              Financial Statements
                         and Other Financial Information

                           December 31, 2006 and 2005,
                      and the Year Ended December 31, 2006




                                    Contents

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4

Other Financial Information

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Plan Administrator
L. B. Foster Company
Voluntary Investment Plan

We have audited the accompanying statements of net assets available for benefits of the L. B. Foster Company Voluntary Investment Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                   /s/ Ernst & Young LLP


June 22, 2007

                              L. B. Foster Company
                            Voluntary Investment Plan

                 Statements of Net Assets Available for Benefits

                                                           December 31
                                                      2006               2005
                                                   -----------------------------
Assets
Investments, at fair value                         $39,141,654       $35,128,054
Participant loans                                      444,114           463,220
                                                   -----------       -----------
                                                    39,585,768        35,591,274

Receivables:
     Employee                                           82,093            88,418
     Employer                                        1,058,306           533,451
     Other                                               1,134               563
                                                   -----------       -----------
                                                     1,141,533           622,432


Net assets available for benefits,
     at fair value                                  40,727,301        36,213,706



Adjustment from fair value to
     contract value for investments in
     fully benefit-responsive
     investment contracts                               14,370            20,235
                                                   -----------       -----------
Net assets available for benefits                  $40,741,671       $36,233,941
                                                   ===========       ===========


See accompanying notes.

                              L. B. Foster Company
                            Voluntary Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2006


Additions
Investment income:
     Interest and dividends                                          $ 3,357,460
     Net realized/unrealized appreciation
       in investment fair value                                        2,588,365
                                                                     -----------
Total investment income                                                5,945,825


Contributions:
     Employee                                                          1,361,494
     Rollover                                                            422,076
     Employer                                                          1,569,083
                                                                     -----------
Total contributions                                                    3,352,653
                                                                     -----------
                                                                       9,298,478


Deductions
Benefit payments                                                       4,790,748
                                                                     -----------
                                                                       4,790,748
                                                                     -----------


Increase in net assets available for benefits                          4,507,730
Net assets available for benefits, beginning of year                  36,233,941
                                                                     -----------
Net assets available for benefits, end of year                       $40,741,671
                                                                     ===========

See accompanying notes.

                              L. B. Foster Company
                            Voluntary Investment Plan

                          Notes to Financial Statements

                           December 31, 2006 and 2005


1. Description of Plan

The following brief description of the L. B. Foster Company Voluntary Investment Plan (the Plan) as amended effective January 1, 1999, is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan extended to all eligible salaried employees of L. B. Foster Company (the Company) who have attained age 18. The L.
B. Foster Company Employee Benefits Policy and Review Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions

Contributions under the Plan are made by both the participants and the Company. A participant who elects to make pretax contributions of at least the maximum amount subject to company matching can also elect to make additional voluntary contributions on an after-tax basis. Employees may contribute up to 41% of their annual compensation subject to Internal Revenue Code limitations. There is no limit on aggregate pretax and after-tax contributions. Participant contributions and employer matching contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom funds until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant's discretion.

Beginning the first of the month following 12 months of employment, the Company provides a 50% match of the participant's primary contribution on the first 4% to 6% of annual compensation, based on years of service, as defined by the Plan. Beginning the first of the month following 12 months of employment, the Company contributes a fixed amount equal to 1% of eligible employees' annual compensation regardless of whether the employee elects to contribute to the Plan. Company contributions may be reduced by forfeitures that accumulate.

The Plan also requires an additional matching employer contribution of up to $.50 for each $1.00 of eligible pretax contributions based on a target ratio of the Company's annual pretax income to equity as defined in the Plan. An additional matching employer contribution of $381,000 was made in 2006. No such contributions were made in 2005.

The Company, upon resolution of the Board of Directors, may make a discretionary additional contribution of an amount out of, but not in excess of, the Company's current or accumulated profits. Discretionary contributions of $626,000 and $494,000 were approved for 2006 and 2005, respectively. Forfeitures of discretionary contributions are reallocated to the Plan's remaining, eligible participants. The Company's matching contributions may be reduced by any forfeitures that accumulate from terminations of participants with nonvested employer matching contributions. No forfeitures were utilized during 2006. Forfeitures totaling $300 were utilized to offset contributions in 2005. At December 31, 2006 and 2005, forfeitures approximating $4,800 and $400, respectively, were available to reduce future company contributions.

Vesting

A participant's vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant's account attributable to the participant's contributions and (b) that portion of the participant's account attributable to the Company's contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants that are active as of January 1, 2002, or later are 100% vested in the Company's contributions after three years of eligible service or after attaining age 65. Participants that are inactive as of or terminated prior to January 1, 2002, are 100% vested in the Company's contributions after five years of eligible service or after attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant's vested account balance on the valuation date.

Withdrawals

Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw their vested interest in the portion of their account attributable to matching, fixed, and discretionary contributions, and related earnings.

Participants' Accounts

Each participant's account is credited with the participant's pretax and voluntary contributions, the participant's allocable share of company contributions, and related earnings of the funds. Participants' accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

Loans

A participant may obtain a loan from the vested portion of their account, subject to spousal consent, if applicable. The loan proceeds (subject to a minimum of $1,000 and a maximum of $50,000) are deducted from the participant's account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 360 months. The loan carries an interest rate computed at the prime rate plus 0.5%. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies

Valuation of Investments

Mutual fund values are based on the underlying investments in securities. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The contract value of participation units owned in the collective trust fund is based on quoted redemption values, as determined by the Trustee, on the last business day of the plan year. The fair value of participation units owned by the collective trust fund is determined based on the present value of the underlying contracts' cash flows, discounted at current market rates for investments of similar quality and duration. Loans receivable from participants are valued at cost which approximates fair value.

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

As described above, the assets of the Plan are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of amounts disclosed as net assets available for benefits is dependent on the results of these markets.

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis. Contributions receivable are recorded among the available investment options based upon the participants' aggregate investment allocations in effect at the end of the plan year.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP as of December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined
Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

3. Investments

Profit-sharing contributions are directed into the L. B. Foster Company Stock Fund. Participants may subsequently transfer profit-sharing contributions into other plan funds at their discretion. The L. B. Foster Company Stock Fund is a unitized stock fund comprised of a 95% to 99% investment in L. B. Foster Company common stock with the remaining 1% to 5% invested in a short-term investment fund. As a result, participant accounts receive units of participation in the fund rather than common shares.

For the year ended December 31, 2006, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                   Net Realized/
                                                      Fair          Unrealized
                                                     Market        Appreciation
                                                     Value        (Depreciation)
                                               ---------------------------------
Fidelity investments:
  Magellan Fund                                 $  3,934,234        $(665,164)
  Equity Income Fund                               2,658,469          279,362
  Growth and Income Fund                           3,663,699         (266,054)
  Government Income Fund                           1,201,297          (13,240)
  Blue Chip Fund                                     365,075           10,038
  Asset Manager Fund                               1,040,373            2,250
  Low Price Stock Fund                             2,192,096          139,065
  Small Cap Stock Fund                             1,049,586           24,809
  Freedom Income Fund                                110,217            1,212
  Freedom 2000                                        27,839            1,818
  Freedom 2010                                       934,726           33,305
  Freedom 2020                                     1,518,605           72,226
  Freedom 2030                                       540,554           29,217
  Freedom 2040                                       324,377           17,226
  Managed Income Portfolio                         1,429,775                -
  Retirement Government Money Market Fund          2,393,482                -
  Spartan U.S. Equity Index Fund                   3,311,564          389,718
Credit Suisse Emerging Growth Fund                   534,849            4,803
PIMCO Total Return Fund                            1,448,064          (18,961)
Allianz NFJ Small Cap Value Fund                   1,012,470           33,548
MSI International Equity Fund                      3,336,370           22,089
L. B. Foster Company Stock Fund                    6,113,933        2,491,098
                                               ---------------------------------
                                               $  39,141,654       $2,588,365
                                               =================================

The fair value of investments representing 5% or more of the Plan's assets at December 31, 2006 and 2005, is as follows:

                                                      2006            2005
                                               ------------------------------

Fidelity investments:
  Magellan Fund                                  $  3,934,234    $  3,863,455
  Equity Income Fund                                2,658,469       2,933,547
  Growth and Income Fund                            3,663,699       3,797,262
  Low Price Stock Fund                              2,192,096       1,827,715
  Retirement Government Money Market Fund           2,393,482       2,198,890
  Spartan U.S. Equity Index Fund                    3,311,564       2,897,159
MSI International Equity Fund                       3,336,370       2,930,920
L. B. Foster Company Stock Fund                     6,113,933       3,511,840

4. Income Tax Status

The Plan has received a determination  letter from the Internal  Revenue Service
(IRS) dated July 30, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

5. Transactions With Parties in Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan's administration are absorbed by the Company.

6. Reconciliation between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006 and 2005:

                                                          2006          2005
                                                      ------------  ------------

 Net assets available for benefits
  per the financial statements                        $40,741,671   $36,233,941
 Adjustment to report collective
  trust fund at fair value                                (14,370)      (20,235)
                                                      ------------  ------------
Net assets available for benefits per the Form 5500   $40,727,301   $36,213,706
                                                      ============  ============

The following is a reconciliation of net realized/unrealized appreciation in investment fair value per the financial statements to the Form 5500 for the year ended December 31, 2006:

 Net realized/unrealized appreciation
  per the financial statements                                       $2,588,365
 Adjustment to report collective trust
  fund at fair value                                                    (14,370)
                                                                     -----------
Net assets available for benefits per the Form 5500                  $2,573,995
                                                                     ===========

7. Subsequent Event - Plan Merger

Effective March 1, 2007, the Company merged the L. B. Foster Company Retirement Savings Plan into the Plan. Upon completion, the L. B. Foster Company Retirement Savings Plan has been terminated. The consolidated plan is the L. B. Foster Company 401(k) and Profit Sharing Plan. Certain operational provisions were also amended as a result of this Plan Merger.

                           Other Financial Information


                              L. B. Foster Company
                            Voluntary Investment Plan

                            EIN #25-1324733 Plan #201

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2006

Identity of Issue, Borrower,                                                              Shares                         Fair Market
 Lessor, or Similar Party                      Description of Investment                   Held                            Value
------------------------------------------------------------------------------------------------------------------------------------


Fidelity Investments*:
  Magellan Fund                                Equities                                    43,948                      $   3,934,234
  Equity Income Fund                           Equities                                    45,405                          2,658,469
  Growth and Income Fund                       Equities                                   117,615                          3,663,699
  Government Income Fund                       Government obligations                     119,651                          1,201,297
  Blue Chip Fund                               Equities                                     8,239                            365,075
  Asset Manager Fund                           Equities, money market, bonds               64,579                          1,040,373
  Low Price Stock Fund                         Equities                                    50,347                          2,192,096
  Small Cap Stock Fund                         Equities                                    55,312                          1,049,586
  Freedom Income Fund                          Equity funds, fixed income funds             9,551                            110,217
  Freedom 2000                                 Equity funds, fixed income funds             2,234                             27,839
  Freedom 2010                                 Equity funds, fixed income funds            63,935                            934,726
  Freedom 2020                                 Equity funds, fixed income funds            97,785                          1,518,605
  Freedom 2030                                 Equity funds, fixed income funds            33,721                            540,554
  Freedom 2040                                 Equity funds, fixed income funds            34,217                            324,377
  Managed Income Portfolio                     Guaranteed investment contracts          1,444,145                          1,429,775
  Retirement Government Money Market Fund      Government obligations, money
                                                    market securities                   2,393,482                          2,393,482
  Spartan U.S. Equity Index Fund               Equities                                    65,994                          3,311,564
Credit Suisse Emerging Growth Fund             Equities                                    15,805                            534,849
PIMCO Total Return Fund                        Fixed income securities                    139,505                          1,448,064
Allianz NFJ Small Cap Value Fund               Equities                                    32,399                          1,012,470
MSI International Equity Fund                  Equities                                   163,548                          3,336,370
                                                                                                                       -------------
Total mutual funds                                                                                                        33,027,721

L. B. Foster Company Stock Fund                Interest-bearing cash                      260,683                            260,683
                                               Common stock                               225,907                          5,853,250
                                                                                                                       -------------
                                                                                                                           6,113,933

Outstanding participant loans                  Participant loans, interest rates
                                                  ranging from 4.5% to 10.5%,
                                                  various maturities ranging
                                                  from 2 to 30 years                                                         444,114
                                                                                                                       -------------
                                                                                                                       $  39,585,768
                                                                                                                       =============


*Party in interest

                                 EXHIBIT INDEX

Exhibit 23.1            Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                L.B. Foster Company
                                                Voluntary Investment Plan
                                                -----------------------------
                                                (Name of Plan)


Date: June 27, 2007                             By:  /s/ David J. Russo
      -------------                             -----------------------------
                                                David J. Russo
                                                Senior Vice President,
                                                Chief Financial Officer and
                                                Treasurer